FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 7, 2006 announcing that Registrant has been selected by China Unicom Limited (NYSE: CHU) to provide a 1,500-site, high-speed satellite communications network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 7, 2006

China Unicom, one of the world’s largest telecom operators, selects Gilat broadband satellite equipment

Gilat’s SkyEdge VSATs will be used for rural telecom applications at 1,500 sites

Petah Tikva, Israel, February 7, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced it has been selected by China Unicom Limited (NYSE: CHU) to provide a 1,500-site, high-speed satellite communication network. China Unicom, with 2004 revenues of more than US$9.5 billion, is one of the world’s largest telecommunications operators.

Gilat’s SkyEdgeTM VSAT equipment will be used for rural telecom applications throughout China. Gilat has already deployed nearly 600 sites in the three months since this contract was signed.

A flexible family of VSAT products, Gilat’s SkyEdge supports a variety of applications – all on the same SkyEdge hub. SkyEdge incorporates Gilat’s broad knowledge base and field-proven product offering acquired through nearly two decades of experience with data, telephony and broadband IP applications.

Part of SkyEdge’s appeal to telecom operators is that it can be deployed quickly in harsh terrain and perform well in severe weather conditions – important attributes for many remote Chinese villages, where the mountainous terrain and cold weather make it difficult to implement a communications infrastructure.

Giora Reish, Gilat’s Regional Vice President, Asia, said, “Gilat has been a leading provider of broadband VSAT networks to major Chinese telecom companies for more than 10 years. Our strong relationships with these telcos – fueled by our commitment to service, support and fast implementation – have helped us become a trusted provider of VSAT technology for rural telecom solutions in the region.”

About China Unicom

China Unicom is the world’s third largest mobile telecommunications operator. The Company is engaged in the cellular business (both GSM and CDMA) in 30 provinces, municipalities and autonomous regions in China. The Company also provides international and domestic long distance calls, data communications and Internet connectivity. As of December 31, 2004, the Company had more than 112 million GSM and CDMA cellular subscribers.

Visit China Unicom at www.chinaunicom.com.hk.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides in North America, managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and offers rural telephony and internet access solutions to remote areas mainly in Latin America via Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com

Gilat Investor Contact:
Tal Payne
Chief Financial Officer
Tel: +972 3 925 2266; E-mail: talp@gilat.com